Exhibit 12
CLEARWATER PAPER CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(In thousands)

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings before income taxes	$111,591	$70,920	$76,196	$275,685	$15,337
Add: Fixed charges	53,974	55,706	27,382	20,248	17,648
Subtract: Capitalized interest	(12,570)	(3,705)	(480)	—	—
Earnings available for fixed charges	$152,995	$122,921	$103,098	$295,933	$32,985
Fixed charges:
Interest expense	$33,796	$44,809	$22,571	$15,505	$13,147
Capitalized interest	12,570	3,705	480	—	—
Rental expense factor [1]	7,608	7,192	4,331	4,743	4,501
Total fixed charges	$53,974	$55,706	$27,382	$20,248	$17,648
Ratio of earnings to fixed charges	2.8	2.2	3.8	14.6	1.9

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.
The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the rental expense factor discussed above.